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                                                                     EXHIBIT 6


                   [WINTER PARK CAPITAL COMPANY LETTERHEAD]



                                March 21, 1996




Mr. William K. Hall
President and Chief Executive Officer
Eagle Industries, Inc.
Two North Riverside Plaza
Chicago, Ilinois 60606

Dear Bill:

        After extensive discussions with our partners and potential lenders, we are submitting what we hope is our final offer. We believe it represents a full and fair offer, and we are eager to proceed with the acquisition.

        On behalf of an entity to be formed (the "Purchaser"), this letter is intended to outline the general terms and conditions of a proposed transaction where Winter Park Capital Company, or its designee, Matthew Ott, David Honig, and members of the Company's management would acquire all of the stock of The Parts House, Inc. (the "Company"), owned ultimately by Eagle Industries, Inc. ("Eagle"), subject to the assumption of certain specified liabilities of the Company (the "Transaction").

        1. PURCHASE OF STOCK. Eagle, the ultimate stockholder of the Company, proposes to sell and Purchaser proposes to acquire all of the stock (the "Stock") of the Company. If applicable, Eagle and Purchaser shall make a joint tax election under Section 338(h)(10) to allow Purchaser to step up the tax basis of the Company's assets. To the extent that the election generates a cost to the Seller, the Purchaser will pay one-half of that agreed-upon cost. Purchaser will assume only certain specified obligations and liabilities of the Company, all as specifically provided for in the Purchase Agreement, but it is expected that Purchaser will assume the trade payables and accrued business liabilities, excluding any intercompany liabilities (except to the extent that items included in the intercompany account represent third party liabilities), at Closing consistent with those listed on the Company's November 30, 1995, adjusted balance sheet. Purchaser agrees that the inventory E&O reserve and the bad debt reserve at Closing shall be the same as those utilized in determining the attached November 30, 1996, adjusted balance sheet.

        2. PURCHASE PRICE. The Purchaser will purchase all the Stock of The Parts House, Inc., but will grant a warrant (the "Warrant") to Eagle at a nominal cost for fifteen percent (15%) of the Stock acquired by the Purchaser, for nineteen million dollars ($19,000,000).

                Fourteen million dollars ($14,000,000) of the Purchase Price will be paid in cash, and the balance of the Purchase Price will be paid with a subordinated promissory note held by Eagle



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Mr. William K. Hall
March 21, 1996
Page 2



(the "Note"). The Note will be in the amount of five million dollars ($5,000,000). Eagle shall negotiate in good faith with the Purchaser's Senior Lender to determine the terms and conditions of the subordination of the Note. Such terms and conditions shall be mutually acceptable to Purchaser, Eagle, and Senior Lender. The Purchaser may prepay the Note at any time without penalty.

     3. TERMS OF THE NOTE. The Note will be for a term of seven (7) years and will bear interest at the rate charged by the Senior Lender plus one percent (1%). The interest will not be paid but will be accrued for the first two (2) years, and said accrued interest will be computed semiannually and added to the principal amount of the Note.

         To the extent that the Note is repaid in full within three (3) years of the Closing, then the Company can retire up to one half (1/2) of the outstanding Warrant.

     4. THE WARRANT. Eagle's Warrant represents fifteen percent (15%) fully diluted common stock ownership in the Purchaser and is exercisable five (5) years from the Closing Date at a nominal consideration, or alternatively, Purchaser may issue Eagle the common stock for the Warrant at Closing. In either event, the Purchaser may redeem or cancel up to seven and one-half percent (7 1/2%) prior to the expiration of three (3) years by prepayment of the Note. For each prepayment of one million dollars ($1,000,000) of principal during the first thirty-six (36) months, one and one-half percent (1 1/2%) of the common stock ownership shall be canceled or redeemed.

     5. CONTINGENT PAYMENT. The Purchaser also will provide a contingent payment, which will be determined by the Company's 1996 and 1997 EBITA performance. To the extent that the Company exceeds nine million eight hundred thousand dollars ($9,800,000) in EBITA, it will issue additional Notes ("Second Notes"). The calculation would be that for every dollar over nine million eight hundred thousand dollars ($9,800,00) in EBITA, the Company would issue an additional dollar in Second Notes, up to two million dollars ($2,000,000) which would have the same terms and conditions as the Note and would be added to the Note as of January 1, 1998. The calculation would be completed by a big six accounting firm in connection with the Company's 1996 and 1997 year-end audit. The EBITA calculation would be done exclusive of any purchase accounting adjustments.

     6.  CONDITIONS PRECEDENT TO CLOSING.

         a. Purchaser or its designee shall complete a satisfactory business, legal, environmental, and financial due diligence investigation of the Company.

         b. The parties shall negotiate and execute a Definitive Stock Purchase Agreement (the "Purchase Agreement"), satisfactory in all respects to the Company, Eagle, and the Purchaser and their respective counsel, containing usual and customary terms and provisions including representation, warranties and covenants
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Mr. William K. Hall
March 21, 1996
Page 3


        on the part of the Company (including but not limited to reasonable environmental, legal, employment, contract, and financial matters), and indemnifications in favor of the Purchaser made by the Company and Eagle for any breach by the Company and Eagle of the representations, warranties and covenants contained in the Purchase Agreement.

                c. All necessary consents and approvals related to the Transaction shall be received by Purchaser and the Company, including those necessary from AAAD.

                d. Purchaser shall have obtained firm commitments, on terms acceptable to it, for all financing required to fund the Purchase Price and to provide sufficient working capital by May 1, 1996.

                e. From the date of the Letter of the Closing Date, the Company shall not have:

                        (1) increased compensation or other payments to any employee except increases in the ordinary course of business;

                        (2) disposed of any capital assets with book value which exceeds $25,000;

                        (3)     made capital expenditures of more than $100,000;

                        (4) made any dividends, distributions, or payment to Eagle (excluding repayment on existing obligations outstanding to Eagle) or any of its affiliates, or any payments to consultants, employees, officers, directors, or other persons of Eagle, the Company, or any of their affiliates outside the normal course of business. It is expressly understood that Eagle will be permitted to book activities and transactions through the intercompany account to the date of Closing consistent with its prior practices.

                f. The Company and Purchaser shall be responsible for their respective filing and paying their expenses, if any, except those associated with any Hart-Scott-Rodino filings necessary to the Transaction which shall be borne by Buyer.

                g. Approval by the disinterested majority of Eagle's board of directors shall be obtained.

        7. INSURANCE MATTERS. Eagle has agreed to allow Purchaser to maintain Purchaser's insurance programs for the Company and operations associated thereto (the "Business") under Eagle


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Mr. William K. Hall
March 21, 1996
Page 4



if upon departure from Eagle's insurance coverage from this Transaction, Purchaser's insurance costs associated with the Business are materially higher, provided that and only for so long as the provider of insurance shall permit Purchaser to maintain these programs.

        8. BALANCE SHEET AT CLOSING. The balance sheet of the Company will be audited at December 31, 1995, and again as of the Closing. The balance sheet of the Company at the Closing shall have a Minimum Net Investment Amount of $25,603,000 of which $150,000 is cash. The Minimum Net Investment shall be calculated as presented on the November 30, 1995, financial statement which is attached. The Purchase Price shall be decreased for the amount that the actual Minimum Net Investment Amount at Closing is less than $25,603,000 of which $150,000 is cash, and increased for any amount greater than $25,603,000 of which $150,000 is cash. The Company at Closing shall have assets and liabilities consistent of a type and nature as those on the November 30, 1995, financial statement. Purchaser shall, subject to the prior approval of Eagle, work with management of the Company after the date of the Letter of Intent to protect the Minimum Net Investment of the Company until Closing.

        9. TIME FRAME. Purchaser, Eagle, and the Company shall use their best efforts to conclude negotiations and execute and deliver the Purchase
Agreement by April 19, 1996 (the "Negotiation Period"), and, upon execution of the Purchase Agreement, shall close the Transaction on or before May 31, 1996 (the "Closing" or the "Closing Date").

        10. NO SOLICITATION. During the Negotiation Period, neither the Company nor Eagle, directly or indirectly, shall solicit or encourage any third party offer to acquire the assets or stock or disclosure directly or indirectly to any third party any information not customarily disclosed to a purchaser concerning the business and properties of the Company or afford to any third party preparing to make or who has made such an offer access to the properties, books or records of the Company or otherwise negotiate with, facilitate, encourage, or assist any third party providing for any transaction involving a business combination, equity investment, or sale of a significant amount of the assets.

        11. CONFIDENTIALITY. The Company, Eagle, and Purchaser agree that material disclosed to other parties hereunder to evaluate various aspects of the Transaction may contain proprietary confidential information and trade secrets, and that the disclosure and unauthorized use of such information could cause irreparable injury. The parties agree that all such information and materials will be used and disclosed only to the limited extent necessary for the parties hereto (and their professional advisors) to evaluate the acquisition of the Company by Purchaser as described herein. All extracts, digests, and copies of such information shall be maintained under strict control by the recipients. Upon termination of the negotiation by the parties, no party (or adviser to such party) shall make any further use of such information and materials, and all materials previously obtained (together with all copies, abstracts, digest and analysis thereof) shall be returned to the party providing such information.
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Mr. William K. Hall
March 21, 1996
Page 5

        12. EXPENSES. Each party hereto shall be responsible for the payment of its own expenses (including without limitation, the fees of its counsel, accountants, and financial advisers), except as otherwise set forth herein.

        13. BROKERS. Eagle agrees that Bowles Hollowell Conner & Company ("Bowles Hollowell") has assisted in the Transaction, and Eagle shall pay any fees to Bowles Hollowell, and accordingly, they indemnify Purchaser against any and all brokerage fees incurred by them in this Transaction, and Purchaser agrees that it will pay a brokerage fee to Winter Park Capital Company for the Transaction and shall indemnify Eagle from any brokerage fees incurred by them.

        14. This Letter of intent supersedes and is in lieu of the letter of intent between the parties dated January 15, 1996, and shall be null and void if the parties do not enter into a Purchase Agreement by April 19, 1996. If the foregoing correctly states the general understanding that has been reached among us, please so indicate by signing in the space provided and returning one of the enclosed letters to Purchaser. This letter of intent does not represent a binding agreement, except for Paragraphs 11, 12, and 13 hereof, and is subject to execution of the Purchase Agreement for the subject matter in this letter.


                                        Very truly yours,

                                        WINTER PARK CAPITAL COMPANY



                                       By:   F. PHILIP HANDY
                                           --------------------------------
                                             F. Philip Handy, President



                                         ----------------------------------
                                             Matthew Ott



                                         ----------------------------------
                                             David Honig


ACCEPTED AND AGREED:

EAGLE INDUSTRIES, INC.


By: Gus J. Athas - Senior Vice-President
   -------------------------------------
Date: March 22, 1996
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